October 30, 2012

VIA EDGAR

Mr. Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Invesco Ltd.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011
FORM 10-Q FOR THE PERIODS ENDED JUNE 30, 2012
RESPONSE LETTERS DATED SEPTEMBER 28, 2012, OCTOBER 4, 2012,
OCTOBER 10, 2012, OCTOBER 25, 2012, AND OCTOBER 29, 2012
FILE NUMBER: 1-13908

Dear Mr. Decker:

This letter sets forth additional information requested of Invesco Ltd. (the “Company”) during a call with the Staff on Monday, October 29, 2012, in which the Staff discussed an additional comment regarding draft guarantor condensed consolidating financial information included in the Company's letter dated October 29, 2012. The additional comment, as noted by the Company during the call, is indicated in this letter in italics, followed by the Company's response. We have continued to finalize the amounts disclosed in our draft guarantor condensed consolidating financial information based on this comment and look forward to discussing any additional comments with the Staff.

The Company is filing, via EDGAR, this additional information. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 30, 2012
Mr. Rufus Decker

1.
There is a presumption that distributions from subsidiary entities to parent entities would be dividends first to the extent of available retained earnings, and would then become return of capital. Review the return of capital transactions in the statements of cash flows and characterize them as dividends paid rather than returns of capital if the subsidiary had adequate retained earnings.

Response to Comment 1

In our previous presentation, we classified certain distributions as investing on the basis of the legal form of the transaction (return of capital).  After considering the Staff's comments in our October 29, 2012 call, we have reclassified amounts received from subsidiaries to operating cash flows to the extent the distributing subsidiary had sufficient retained earnings.  Amounts distributed in excess of available retained earnings continue to be presented as returns of capital within financing cash flows.  As previously mentioned, the non-Guarantor column consists of over 200 subsidiaries. We considered the individual distributing subsidiary retained earnings as the determinative amount in evaluating the character of the distribution.

We attach an updated draft of our guarantor condensed consolidating statements of cash flows for 2011 and 2010 to be contained in our 2011 Form 10-K/A at Appendix A of this letter. The 2009 statement is not impacted by this reclassification. Reconciliations of the 2011 and 2010 amounts reclassified are presented below.

Reconciliation of Changes to Guarantor Condensed Consolidating Statements of Cash Flows

$ in millions	Guarantors	Non-Guarantors		Issuer		Parent		Adjustments		Consolidated
Year ended December 31, 2011
Operating activities:
Net cash provided by/(used in) operating activities, as reported in the Company's October 25, 2012 letter and as reported in Appendix A of the October 29, 2012 letter	299.6	673.4		(3.7)		389.0		(393.5)		964.8
Reclassifications:
(A) Dividend				61.0				(61.0)		—
Net cash provided by/(used in) operating activities, as reported in Appendix A of this letter	299.6	673.4	—	57.3	—	389.0	—	(454.5)	—	964.8

Investing activities:
Net cash provided by/(used in) investing activities, as reported in Appendix A of the October 29, 2012 letter	(76.5)	406.3		(53.5)		(6.3)		78.1		348.1
Reclassifications:
(A) Dividend				(61.0)				61.0		—
Net cash provided by/(used in) operating activities, as reported in Appendix A of this letter	(76.5)	406.3	—	(114.5)	—	(6.3)	—	139.1	—	348.1

Footnotes:

(A)
An intercompany distribution from a non-guarantor to the Issuer has been reclassified from return of capital (out of the Issuer's investing cash flows) to dividend (into the Issuer's operating cash flows).

October 30, 2012
Mr. Rufus Decker

$ in millions	Guarantors	Non-Guarantors		Issuer		Parent		Adjustments		Consolidated
Year ended December 31, 2010
Operating activities:
Net cash provided by/(used in) operating activities, as reported in Appendix A of the October 29, 2012 letter	298.1	103.7		(45.2)		167.1		(144.5)		379.2
Reclassifications:
(A) Dividend				—		17.0		(17.0)		—
(B) Dividend				37.9				(37.9)
Net cash provided by/(used in) operating activities, as reported in Appendix A of this letter	298.1	103.7	—	(7.3)	—	184.1	—	(199.4)	—	379.2

Investing activities:
Net cash provided by/(used in) investing activities, as reported in Appendix A of the October 29, 2012 letter	(742.4)	364.9		(57.5)		209.7		(112.5)		(337.8)
Reclassifications:
(A) Dividend						(17.0)		17.0		—
(B) Dividend		37.9		(37.9)						—
Net cash provided by/(used in) investing activities, as reported in Appendix A of this letter	(742.4)	402.8	—	(95.4)	—	192.7	—	(95.5)	—	(337.8)

Financing activities:
Net cash provided by/(used in) financing activities, as reported in Appendix A of the October 29, 2012 letter	356.3	(406.3)		103.6		(376.5)		257		(65.9)
Reclassifications:
(B) Dividend		(37.9)						37.9		—
Net cash provided by/(used in) financing activities, as reported in Appendix A of this letter	356.3	(444.2)	—	103.6	—	(376.5)	—	294.9	—	(65.9)

Footnotes:

(A)
An intercompany distribution from a non-Guarantor to the Parent has been reclassified from return of capital to dividend ($17.0 million). Note that there remains a return of capital component of this payment ($395.8 million) in the financing section of the non-Guarantors as a return of capital cash outflow and in the investing section of the Parent as a return of capital cash inflow.

(B)
An additional intercompany distribution from a non-Guarantor to the Issuer was identified which was presented within the "Other net increases/(decreases) in investing activities" line item in the investing section of both the non-Guarantor and the Issuer in the October 29, 2012 presentation. This amount has been reclassified to dividend (into the Parent's operating cash inflows) from the non-Guarantor (out of the non-Guarantor's financing cash outflows).

October 30, 2012
Mr. Rufus Decker

* * * *

If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970.

Very truly yours,

/s/ Loren M. Starr
Loren M. Starr

cc:	Ernst & Young LLP

October 30, 2012
Mr. Rufus Decker

APPENDIX A -- DRAFT GUARANTOR CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

Revised Condensed Consolidating Statements of Cash Flows

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2011
Operating activities:
Net cash provided by/(used in) operating activities	299.6	673.4	57.3	389.0	(454.5)	964.8
Investing activities:
Capital contribution (to)/from subsidiary	—	—	(116.0)	(23.1)	139.1	—
Purchase of investments by consolidated investment products	—	(2,991.4)	—	—	—	(2,991.4)
Proceeds from sale of investments by consolidated investment products	—	3,369.8	—	—	—	3,369.8
Returns of capital in investments of consolidated investment products	—	109.2	—	—	—	109.2
Purchase of other investments	(29.0)	(114.4)	—	—	—	(143.4)
Other net increases/(decreases) in investing activities	(47.5)	33.1	1.5	16.8	—	3.9
Net cash (used in)/provided by investing activities	(76.5)	406.3	(114.5)	(6.3)	139.1	348.1
Financing activities:
Capital contribution from/(to) parent	116.0	23.1	—	—	(139.1)	—
Purchases of treasury shares	—	—	—	(436.5)	—	(436.5)
Dividends paid	—	(406.3)	(48.4)	(220.6)	454.5	(220.8)
Capital invested into consolidated investment products	—	37.2	—	—	—	37.2
Capital distributed by consolidated investment products	—	(172.4)	—	—	—	(172.4)
Net borrowings/(repayments) of debt of consolidated investment products	—	(513.3)	—	—	—	(513.3)
Net borrowings/(repayments) under credit facility	(31.0)	—	—	—	—	(31.0)
Net intercompany borrowings/(repayments)	(299.9)	(69.1)	107.7	261.3	—	—
Other net increases/(decreases) in financing activities	—	2.3	(0.1)	12.5	—	14.7
Net cash (used in)/provided by financing activities	(214.9)	(1,098.5)	59.2	(383.3)	315.4	(1,322.1)
(Decrease)/increase in cash and cash equivalents	8.2	(18.8)	2.0	(0.6)	—	(9.2)
Foreign exchange movement on cash and cash equivalents	—	(3.9)	—	—	—	(3.9)
Cash and cash equivalents, beginning of year	12.4	725.9	1.1	1.1	—	740.5
Cash and cash equivalents, end of year	20.6	703.2	3.1	0.5	—	727.4

October 30, 2012
Mr. Rufus Decker

APPENDIX A -- DRAFT GUARANTOR CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

Revised Condensed Consolidating Statements of Cash Flows (continued)

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2010
Operating activities:
Net cash provided by/(used in) operating activities	298.1	103.7	(7.3)	184.1	(199.4)	379.2
Investing activities:
Capital contribution (to)/from subsidiary	—	—	(97.2)	192.7	(95.5)	—
Purchase of investments by consolidated investment products	—	(2,367.7)	—	—	—	(2,367.7)
Proceeds from sale of investments by consolidated investment products	—	2,784.8	—	—	—	2,784.8
Returns of capital in investments of consolidated investment products	—	81.5	—	—	—	81.5
Purchase of other investments	(20.3)	(49.1)	—	—	—	(69.4)
Acquisition of businesses	(674.5)	(75.1)	—	—	—	(749.6)
Other net increases/(decreases) in investing activities	(47.6)	28.4	1.8	—	—	(17.4)
Net cash (used in)/provided by investing activities	(742.4)	402.8	(95.4)	192.7	(95.5)	(337.8)
Financing activities:
Capital contribution from/(to) parent	97.2	(255.4)	62.7	—	95.5	—
Purchases of treasury shares	—	—	—	(192.2)	—	(192.2)
Dividends paid	—	(199.4)	—	(197.9)	199.4	(197.9)
Capital invested into consolidated investment products	—	24.3	—	—	—	24.3
Capital distributed by consolidated investment products	—	(97.2)	—	—	—	(97.2)
Net borrowings/(repayments) of debt of consolidated investment products	—	(207.3)	—	—	—	(207.3)
Net borrowings/(repayments) under credit facility	570.0	—	—	—	—	570.0
Net intercompany borrowings/(repayments)	(310.9)	275.9	40.9	(5.9)	—	—
Other net increases/(decreases) in financing activities	—	14.9	—	19.5	—	34.4
Net cash provided by/(used in) financing activities	356.3	(444.2)	103.6	(376.5)	294.9	(65.9)
(Decrease)/increase in cash and cash equivalents	(88.0)	62.3	0.9	0.3	—	(24.5)
Foreign exchange movement on cash and cash equivalents	—	3.0	—	—	—	3.0
Cash and cash equivalents, beginning of year	100.4	660.6	0.2	0.8	—	762.0
Cash and cash equivalents, end of year	12.4	725.9	1.1	1.1	—	740.5